October 22, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:  Ajay Koduri

Re:	SureWest Communications
Form 10-K for the fiscal year ended December 31, 2008
Filed March 16, 2009
Forms 10-Q for quarters ended March 31, 2009 and June 30, 2009
File No. 000-29660

Dear Mr. Koduri:

This letter confirms our telephone conversation today regarding our request to extend the deadline for responding to the comments contained in the Staff’s comment letter, dated October 9, 2009, from Mr. Larry Spirgel relating to the above-captioned Form 10-K and 10-Q’s, to Friday, October 30, 2009.  Although our comments are substantially complete, we would like the opportunity for our senior executives, audit committee chairman, and compensation committee chairman to complete a full review of our comments.

If you have any questions prior to the time of our filing our response, please do not hesitate to call me at (916) 786-1166.

Sincerely,

/S/ Dan T. Bessey

Dan T. Bessey
Vice President and Chief Financial Officer

WWW.SUREWEST.COM

P.O. BOX 969, ROSEVILLE, CA 95661.0969